UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of January 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Pearson acquires Promissor



23 January 2006


Pearson extends global leadership in professional testing:
acquires Promissor from Houghton Mifflin


Pearson, the international media and education company, today announced the acquisition of Promissor, a leading professional testing business, from Houghton Mifflin Company for $42m in cash.

Promissor is a leading provider of licensing examinations for state and federal regulatory bodies in the US. It has a wide range of contracts to assess and certify professionals in the real estate, insurance, mortgage broking, contracting, employment and healthcare industries. Promissor also has a growing presence in the UK, with educational contracts for organisations including City and Guilds, the UK's largest vocational awarding body. Promissor is based in Philadelphia, Chicago and London and operates a company owned network of 130 test centres in the U.S.

Pearson will combine Promissor with Pearson VUE, its existing professional testing company. The transaction brings together two leading players in the worldwide professional testing industry, currently testing and certifying more than three and a half million people every year. Pearson expects the acquisition to enhance adjusted earnings per share and return on invested capital from 2007, its first full year, and to be earnings neutral in 2006*.

Pearson VUE's President and General Manager, Robert Whelan said: "Promissor's market position was earned and maintained through a commitment to quality and outstanding service that is shared by Pearson VUE. The two businesses are a natural fit and we believe that our combined scale and capabilities will realize tremendous benefits for our customers."

Pearson VUE, a leader in computer-based professional testing, operates through a network of some 4,000 test centres across 145 countries of which more than 400 are Pearson-owned and operated. Pearson VUE has grown rapidly in recent years, winning major long-term testing contracts for customers including the National Council of State Boards of Nursing, the National Association of Securities Dealers and the Graduate Management Admissions Council all in the United States as well as the Driving Standards Agency in the United Kingdom and the Driver and Vehicle Testing Agency in Northern Ireland. Pearson VUE's sales grew by more than 30% in 2004, and grew in double digits again in 2005.

Ends


For more information:

Luke Swanson/Deborah Lincoln +44 (0)20 7010 2310

* Note: Adjusted earnings per share and ROIC are stated before amortisation of intangible assets.
IFRS3 requires that intangible assets other than goodwill (e.g. intellectual property, customer lists) are 'fair valued' at the point of acquisition and amortised through the P&L (with no cash impact) over their estimated useful lives.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 23 January 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary